FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:     Reorganisation of R&D dated 19 November, 2003

19th November 2003

CELLTECH GROUP PLC

CLOSURE OF SEATTLE RESEARCH FACILITY

Celltech Group plc (LSE: CCH; NYSE: CLL) announced today a reorganisation of its R&D operations designed to rebalance resources between its research and development activities. It will close its novel target discovery facility in Seattle, US at the beginning of 2004, with certain key activities being transferred to other sites. The annualised savings deriving from this closure of approximately GBP11.5 million will be reinvested in R&D, with particular focus on accelerating Celltech's early stage development pipeline, including novel anti-inflammatory treatments CDP 484, CDP 323 and CDP 146.

As a result of the closure of the Seattle site, Celltech will cease in-house target discovery activities and will focus on in-licensing of targets from academia and other companies. In this regard, Celltech acquired six novel oncology targets following its acquisition of Oxford GlycoSciences during 2003. Support for the Amgen osteoporosis collaboration and ongoing validation of novel targets discovered at Seattle will be transferred to Celltech's Slough research centre. Bioinformatics activities currently based in Seattle will be transferred to Celltech's Slough and Rochester facilities.

Dr Goran Ando, Chief Executive Officer of Celltech, commented: "Whilst the quality of scientific research at the Seattle site has been exceptional, it has proven challenging to generate a sustained flow of novel targets from a relatively small group. In light of this, Celltech has concluded it is a more efficient use of its resources to pursue external collaborations to access new targets. This will enable us to maximise the impact of our R&D budget by redeploying financial resources to accelerate development of our promising early stage pipeline."

The closure will result in an exceptional charge of approximately GBP5.5 million in the second half financials, relating primarily to redundancy and property costs. As a result of the redeployment of resources, the closure is not anticipated to have any impact on Celltech's continuing earnings. The Seattle site currently employs 90 people, a small number of whom will transfer to other sites.

Dr Ando commented further: "Our early stage pipeline is looking very exciting. We will have entered four products into clinical development during 2003. We believe by focusing resource on later stage research and early development we will maximise the future returns for shareholders."

Contacts:

Peter Allen                          Deputy CEO and CFO                                      (44) (0) 1753 534655
Richard Bungay                   Director of Corporate Communications

Jon Coles                            Brunswick                                                          (44) (0) 207 404 5959
Wendel Carson                   Brunswick

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an innovative development pipeline, funded by its profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Notes for editors

The Seattle research site originated as Darwin Molecular, Inc., which was acquired by Chiroscience PLC in 1996. Celltech merged with Chiroscience PLC in 1999 to form Celltech Chiroscience plc, and acquired Medeva PLC in 2000 to form the current Celltech Group.

Celltech desires to take advantage of the 'Safe Harbor' provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to the ability of Celltech to license rights to exploit novel disease targets from third parties on acceptable commercial terms or at all, and the ability of Celltech to successfully develop its early stage development programmes including CDP 484, CDP 323 and CDP 146, are all forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company's expectations, failure to obtain and maintain required approvals for products from governmental authorities, unavailability of raw materials or other interruptions in production or product distribution both internal and external, unexpected difficulties in the scale-up of production to viable commercial levels, unexpected fluctuations in production yields for development products, inability of the Company to enter product development and commercialisation collaborations for its products on acceptable terms or at all, inability of the Company to market existing and new products effectively, the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations and the risk of substantial product liability claims. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company's best judgment as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 19 November, 2003